UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           DAVEL COMMUNICATIONS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    238341101
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 421-2600                                  (973) 597-2424
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 3, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    238341101
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:            *
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:          *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:       *
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:     *
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   277,071,847*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     45.1%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the holder of 225,907,083 shares of the common stock, par value $0.01 per share (the
"Shares"),   of  Davel   Communications,   Inc.,  a  Delaware  corporation  (the
"Company"), and Styx Partners, L.P., a Delaware limited partnership ("Styx"), is the holder of 51,164,764 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus and Styx. Thus, for
the  purposes  of  Reg.  Section  240.13d-3,   Stephen  Feinberg  is  deemed  to
beneficially own 277,071,847 Shares, or 45.1% of the Shares issued and outstanding.

Item 1.    Security and Issuer.
           -------------------

          The class of equity securities to which this Schedule 13D, as amended, relates is the common stock, par value $0.01 per share (the "Shares"), of Davel Communications, Inc. (the "Company"). The principal executive offices of the Company are located at 200 Public Square, Suite 700, Cleveland, Ohio 44114.


Item 2.    Identity and Background.
           -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and the investment manager for Styx Partners, L.P., a Delaware limited partnership ("Styx"). Cerberus and Styx are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 4.    Purpose of Transaction.
           ----------------------

          Except for the Loan Purchase Agreement and Transfer and Assignment of Shares described in Item 6 of this Schedule 13D, as amended, Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           ---------------------------------------------------------------------

          Item 6 is amended by adding the following paragraphs after the first paragraph of Item 6:

          On September 3, 2004, Cerberus entered into a Loan Purchase Agreement and Transfer and Assignment of Shares (the "Loan Purchase Agreement"), with the other holders of the Company's outstanding senior secured debt (together with "Cerberus," the "Selling Lenders"), the Company, Mobilepro Corp. ("Mobilepro"), and Davel Acquisition Corp., a wholly-owned subsidiary of Mobilepro (the "Buyer"). Pursuant to the Loan Purchase Agreement, among other things, the Selling Lenders agreed to sell all of the outstanding senior secured debt of the Company (the "Senior Secured Debt") that they hold, in the approximate aggregate amount of principal and unpaid interest of $119 million, to the Buyer in exchange for $15 million in cash and a warrant to purchase up to 5 million shares of Mobilepro common stock for $0.30 per share, as more particularly set forth and described in the Loan Purchase Agreement incorporated by reference as
Exhibit 7 hereto. Cerberus and Ableco Finance LLC, an affiliate of Cerberus, hold approximately $45 million and $11 million, respectively, of the Senior Secured Debt. Under the Loan Purchase Agreement, (i) Cerberus and the other Selling Lenders agreed to transfer to the Buyer all of the Shares that they and Styx own, which represent approximately 95.2% of the Company's issued and outstanding Shares, and (ii) Cerberus agreed to transfer to the Buyer all of its interest in a $1 million secured subordinated promissory note dated November 17, 1999 issued by PhoneTel and Cherokee Communications, Inc., in each case, for no additional consideration upon the closing of the sale of the Senior Secured Debt. The closing is subject to the receipt by the Company of regulatory approvals and other customary closing conditions. In addition, as a condition to the closing of the sale of the Senior Secured Debt, the Selling Lenders have agreed to forgive approximately $18 million of the Senior Secured Debt in exchange for the Company's transfer to the Selling Lenders of its interest in the first $18 million of net proceeds to be received by the Company and its subsidiaries with respect to certain regulatory proceedings and related litigation. If consummated, the transactions provided for under the Loan Purchase Agreement would result in a change in control of the Company.

          The Loan Purchase Agreement also provides that Mobilepro will purchase from the holders of common stock other than the Selling Lenders (the "Minority Stockholders"), whose holdings comprise approximately 4.8% of the Company's aggregate outstanding capital stock, all of the shares of capital stock held by the Minority Stockholders within 180 days of the closing date of the sale of the Senior Secured Debt. The purchase price to be offered to the Minority Stockholders shall be an amount per share of not less than $0.015, which may be paid in cash or securities of Mobilepro. The form of such purchase could be through a tender offer, a short-form merger, or some other means as Mobilepro may determine. Prior to undertaking the purchase, Mobilepro would retain an investment banker or other financial advisor to render an opinion that the terms of the purchase were fair, from a financial point of view, to the Minority Stockholders. Mobilepro is required to deposit into a third-party escrow account at the closing of the transaction $450,000, which is the approximate amount necessary to purchase for $0.015 per share the shares of Company capital stock currently held by the Minority Stockholders. In the event that the purchase is not made within 180 days of the Closing, the amount held in escrow would be distributed pro rata to the Minority Shareholders.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

          Item 7 is amended by adding at the end thereof the following:

          7. Loan Purchase Agreement and Transfer and Assignment of Shares, dated as of September 3, 2004, by and among the Company, Cerberus and certain other parties named therein, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mobilepro Corp. on September 9, 2004.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             October 4, 2004


                                             /s/ Stephen Feinberg
                                             -----------------------------------
                                             Stephen Feinberg,  in  his capacity
                                             as the managing  member of Cerberus
                                             Associates,  L.L.C.,   the  general
                                             partner of Cerberus Partners, L.P.,
                                             and  the   investment  manager  for
                                             Styx Partners, L.P.


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).